Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS RESULTS OF VOTE AT SPECIAL MEETING

HOUSTON, Oct. 1, 2008 – ExpressJet Holdings, Inc. (NYSE: XJT) announced today that its stockholders approved a 1:10 reverse stock split of its common stock. The reverse stock split, as previously announced, is part of ExpressJet's continuing efforts toward improving liquidity for its stockholders.   The 1:10 reverse split will allow ExpressJet to immediately return to trading on all NYSE Group platforms and return to compliance with the continued listing standards of the New York Stock Exchange once the six month cure period expires on January 18, 2009.

As a result of the reverse stock split, every 10 shares of ExpressJet common stock will be combined into one share of ExpressJet common stock and be traded under a new CUSIP, 30218U306. ExpressJet's common stock will begin trading on a split-adjusted basis when the market opens on October 2, 2008. ExpressJet will continue to trade under the same symbol, XJT.   The reverse stock split affects all shares of common stock and stock options of ExpressJet outstanding immediately prior to the effective time of the reverse stock split. ExpressJet will pay cash in lieu of fractional shares, as required.

Important Additional Information Regarding the Reverse Stock Split Has Been Filed with the SEC

In connection with the reverse stock split, the company has filed a definitive proxy statement with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE REVERSE STOCK SPLIT. Investors and security holders may obtain a free copy of the definitive proxy statement and other relevant documents filed with the SEC from the SEC's website at http://www.sec.gov. The company's security holders and other interested parties are also able to obtain, without charge, a copy of the definitive proxy statement and other relevant documents by directing a request by mail or telephone to Investor Relations, 700 North Sam Houston Parkway West, Ste 200, Houston, TX 77067, telephone (832) 353-1409, or from the Company's website, http://www.expressjet.com.

The company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the company's shareholders with respect to the reverse stock split. Information about the company's directors and executive officers and their ownership of the company's common stock is set forth in the definitive proxy statement.

ExpressJet Background

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operations include capacity purchase for mainline carriers and providing clients customized 50-seat charter options. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

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Forward Looking Statement

Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in the forward-looking statements. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to: the company's continued dependence on Continental for the majority of its revenue; Continental's ability to terminate the capacity purchase agreement with the company; potential loss of access to aircraft, facilities and regulatory authorizations, as well as any airport-related services that Continental currently provides to the company; the company's new operations are less profitable than historical results; certain tax matters; reliance on technology and third-party service providers; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the SEC, including its 2007 annual report on Form 10-K. The events described in the forward-looking statements might not occur, or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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